SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[March 31, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-

SIGNATURES

Date  March 31, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso Paper to modernize CENIBRA’s fiber line in Brazil

(Helsinki, Finland, March 31, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Paper will supply chemical pulping technology for the Brazilian pulp producer CENIBRA (Celulose Nipo-Brasileira S.A.) for the modernization of its fiber line in the Belo Oriente pulp mill in the state of Gerais Minas. The value of the order is over EUR 20 million. The upgraded fiber line will start up in May 2006.

The scope of Metso Paper’s delivery comprises upgrading of the fiber line system from brown stock washing up to bleached stock storage. After the modernization, the line will be capable of producing daily 2,000 tons of bleached eucalyptus pulp. Also the oxygen delignification process will be upgraded and new wash presses installed.

The investment is targeted to improve the mill’s economy and to reduce its environmental impact. The mill’s total annual pulp production will increase from 940,000 tons up to 1,140,000 tons.

Celulose Nipo-Brasileira S.A. is fully owned by JBP (Japan Brazil Paper and Pulp Resources Development Co., Ltd.), which is a group of 17 Japanese companies. Oji Paper and Itochu are among the owners with a 39.5% share each.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Pär-Erik Larsson, Area Vice President, Fiber Business Line, Metso Paper Tel. +55 15 2102 9816

Seppo Hiljanen, Senior Vice President, Chemical Pulping, Metso Paper Tel. +358 400 590 969

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.